August 5, 2010
John P. Lucas, Esq.
Staff Attorney
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Re:	Comment Letter to Ultra Petroleum Corp., File No.1-33614
Dear Mr. Lucas:
This will confirm our conversation of August 5, 2010, that Ultra Petroleum will respond to the comment letter dated July 23, 2010 by August 13, 2010.
Yours very truly,
John W. Menke
Direct Phone Number: 713 547-2584
Direct Fax Number: 713 236-5429
John.Menke@haynesboone.com

cc:	Mr. Marshall Smith Garrett Smith, Esq. Ultra Petroleum Corp.